                                    SEC 1344

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                    UNITED STATES                  OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION      OMB Number: 3235-0058
                Washington, D.C. 20549             Expires: January 31, 2002
                                                   Estimated average burden
                    FORM 12b-25                    hours per response.... 2.50

              NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                   CUSIP NUMBER 55972X


        (Check One): /X /Form 10-K / /Form 20-F / /Form 11-K //Form 10-Q
                                  / /Form N-SAR

                       For Period Ended: December 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

           For the Transition Period Ended:
                                            ---------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

MAGNUM SPORTS & ENTERTAINMENT, INC.
FULL NAME OF REGISTRANT

FORMER NAME IF APPLICABLE

1330 Avenue of the Americas, 39th Floor

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

New York, New York 10019
CITY, STATE AND ZIP CODE

                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day /x/ following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The financial information necessary to complete the Company's annual report could not be prepared by the Company on a timely basis for its independent accounting firm to conduct its audit.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

JOHN R. D'ANGELO (212) 246-7380
-------------------------------
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation had a net operating loss for the nine months ended September 30, 2001 of $5,902,503 compared to a net operating loss for the nine months ended September 30, 2000 of $10,582,032 and anticipates reporting additional losses for the three month period ended December 31, 2001, although it reasonably anticipates that the net operating loss for the twelve month period ended December 31, 2001 will be less as compared to the Company's net operating loss of $12,749,197 for the year ended December 31, 2000.

                       MAGNUM SPORTS & ENTERTAINMENT, INC.
                       -----------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date 3/26/02                       By  /s/ Robert M. Gutkowski
     --------                         ----------------------
                                      Robert M. Gutkowski
                                      Chief Executive Officer